Exhibit 99.1

FinVolution Group Reports Second Quarter 2023 Unaudited Financial Results

-International transaction volume guidance for full-year 2023 raised to RMB7.7 billion, representing year-over-year growth of around 80.0%-

-International transaction volume increased 100.0% year-over-year, contributing 16.3% of total revenue-

-International revenue reached RMB502.5 million, a year-over-year increase of 112.1%-

SHANGHAI, Aug. 28, 2023 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the second quarter ended June 30, 2023.

	For the Three Months Ended /As of		YoY Change
	June 30, 2022	June 30, 2023
Total Transaction Volume (RMB in billions)[1]	41.5	47.3	14.0%
Transaction Volume (China’s Mainland)[2]	40.6	45.5	12.1%
Transaction Volume (International)[3]	0.91	1.82	100.0%
Total Outstanding Loan Balance (RMB in billions)	56.4	63.7	12.9%
Outstanding Loan Balance (China’s Mainland)[4]	55.9	62.6	12.0%
Outstanding Loan Balance (International)[5]	0.48	1.11	131.3%

Second Quarter 2023 China Market Operational Highlights

•	Cumulative registered users[6] reached 149.4 million as of June 30, 2023, an increase of 8.3% compared with June 30, 2022.

•	Cumulative borrowers[7] for the China market reached 24.4 million as of June 30, 2023, an increase of 7.0% compared with June 30, 2022.

•	Number of unique borrowers[8] for the second quarter of 2023 was 2.3 million, a decrease of 6.9% compared with the same period of 2022.

•	Transaction volume[2] reached RMB45.5 billion for the second quarter of 2023, an increase of 12.1% compared with the same period of 2022.

•	Transaction volume facilitated for repeat individual borrowers[9] for the second quarter of 2023 was RMB40.3 billion, an increase of 11.9% compared with the same period of 2022.

•	Outstanding loan balance[4] reached RMB62.6 billion as of June 30, 2023, an increase of 12.0% compared with June 30, 2022.

•	Average loan size[10] was RMB7,816 for the second quarter of 2023, compared with RMB6,978 for the same period of 2022.

•	Average loan tenure[11] was 8.4 months for the second quarter of 2023, compared with 8.7 months for the same period of 2022.

•	90 day+ delinquency ratio[12] was 1.68% as of June 30, 2023, compared with 1.60% as of June 30, 2022.

Second Quarter 2023 International Market Operational Highlights

•	Cumulative registered users[13] reached 19.9 million as of June 30, 2023, an increase of 74.6% compared with June 30, 2022.

•	Cumulative borrowers[14] for the international market reached 4.0 million as of June 30, 2023, an increase of 48.1% compared with June 30, 2022.

•	Number of unique borrowers[15] for the second quarter of 2023 was 0.79 million, an increase of 23.4% compared with the same period of 2022.

•	Number of new borrowers[16] for the second quarter of 2023 was 0.31 million, an increase of 22.0% compared with the same period of 2022.

•	Transaction volume[3] reached RMB1.82 billion for the second quarter of 2023, an increase of 100.0% compared with the same period of 2022.

•	Proportion of transaction volume in the Indonesia market funded by local financial institutions has increased to 65.2% for the second quarter of 2023 from 39.0% for the same period of 2022.

•	Outstanding loan balance[5] reached RMB1.11 billion as of June 30, 2023, an increase of 131.3% compared with June 30, 2022.

•

International business revenue was RMB502.5 million (US$69.3 million) for the second quarter of 2023, an increase of 112.1% compared with the same period of 2022, representing 16.3% of total revenue for the second quarter of 2023.

Second Quarter 2023 Financial Highlights

•	Net revenue was RMB3,075.7 million (US$424.2 million) for the second quarter of 2023, an increase of 15.4% from RMB2,666.0 million for the same period of 2022.

•	Net profit was RMB590.1 million (US$81.4 million) for the second quarter of 2023, an increase of 0.8% from RMB585.2 million for the same period of 2022.

•

Non-GAAP adjusted operating income,[17] which excludes share-based compensation expenses before tax, was RMB606.9 million (US$83.7 million) for the second quarter of 2023, a decrease of 10.9% from RMB681.5 million for the same period of 2022.

•

Diluted net profit per American depositary share (“ADS”) was RMB1.95 (US$0.27) and diluted net profit per share was RMB0.39 (US$0.05) for the second quarter of 2023, a decrease of 1.5% from the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.06 (US$0.28) and non-GAAP diluted net profit per share was RMB0.41 (US$0.06) for the second quarter of 2023, which remained unchanged compared to the same period of 2022. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.
[2]	Represents our transaction volume facilitated in China’s Mainland during the period presented.
[3]	Represents our transaction volume facilitated in international markets outside China’s Mainland during the period presented.
[4]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from the given date.
[5]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets’ delinquent within 30 days from the given date.
[6]	On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platforms as of June 30, 2023.
[7]	On a cumulative basis, the total number of borrowers in China’s Mainland market on the Company’s platform as of June 30, 2023.
[8]	Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company platform during the period presented.
[9]	Represents the transaction volume facilitated for the repeat borrowers in China’s Mainland who successfully completed their transaction on the Company’s platform during the period presented.
[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[13]	On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market as of June 30, 2023.
[14]	On a cumulative basis, the total number of borrowers outside China’s Mainland market, on the Company’s platforms during the period presented.

[15]	Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platform during the period presented.
[16]	Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.
[17]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “During the second quarter of 2023, total transaction volume reached RMB47.3 billion for a year-over-year increase of 14.0%, while our total outstanding loan balance reached RMB63.7 billion, representing a year-over-year increase of 12.9%.

“Our ‘Local Focus, Global Outlook’ strategy empowers our progressive growth in the China market while we pursue rapid growth internationally. In the second quarter, international transaction volume reached RMB1.82 billion, representing an increase of 100.0% year-over-year, while our international outstanding loan balance reached RMB1.11 billion, representing an increase of 131.3% year-over-year. These achievements propelled our international revenue to RMB502.5 million, up by 112.1% year-over-year and contributing 16.3% of total revenue in the quarter,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “We are encouraged by the financial results we achieved in the second quarter. Net revenue for the second quarter reached RMB3,075.7 million (US$424.2 million), representing a year-over-year increase of 15.4%. Our total liquidity position as of the end of June 2023 further strengthened to RMB8,196.3 million (US$1,130.3 million), a year-over-year increase of 58.1% and a sequential increase of 5.8%.

Moreover, we remained committed to optimizing shareholder value through our annual dividend policy and share repurchase policy. In the first half of 2023, we deployed approximately US$46.3 million to repurchase our stock, which we believe is an efficient use of our capital in the current environment,” concluded Mr. Xu.

Second Quarter 2023 Financial Results

Net revenue for the second quarter of 2023 increased by 15.4% to RMB3,075.7 million (US$424.2 million) from RMB2,666.0 million for the same period of 2022, primarily due to the increase in loan facilitation service fees, post facilitation service fees and guarantee income.

Loan facilitation service fees increased by 6.0% to RMB1,115.0 million (US$153.8 million) for the second quarter of 2023 from RMB1,052.1 million for the same period of 2022. This increase was primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 1.1% to RMB488.2 million (US$67.3 million) for the second quarter of 2023 from RMB482.8 million for the same period of 2022, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income increased by 51.2 % to RMB1,072.9 million (US$148.0 million) for the second quarter of 2023 from RMB709.5 million for the same period of 2022. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income decreased by 7.0% to RMB263.0 million (US$36.3 million) for the second quarter of 2023, from RMB282.9 million for the same period of 2022, primarily due to the decrease in transaction volume of consolidated trust accounts.

Other revenue decreased by 1.5% to RMB136.5 million (US$18.8 million) for the second quarter of 2023 from RMB138.6 million for the same period of 2022.

Origination, servicing expenses and other costs of revenue decreased by 2.6% to RMB516.0 million (US$71.2 million) for the second quarter of 2023 from RMB529.7 million for the same period of 2022, primarily due to the reduction in loan collection expenses as a result of higher percentage of repeat borrowers and improved loan performance.

Sales and marketing expenses increased by 43.3% to RMB468.8 million (US$64.7 million) for the second quarter of 2023 from RMB327.1 million for the same period of 2022 as a result of proactive customer acquisition efforts focusing on higher-quality borrowers in both China and international markets.

Research and development expenses increased by 7.4% to RMB124.6 million (US$17.2 million) for the second quarter of 2023 from RMB116.0 million for the same period of 2022, due to the increase in investments for technology development.

General and administrative expenses decreased by 5.2% to RMB90.8 million (US$12.5 million) for the second quarter of 2023 from RMB95.8 million for the same period of 2022, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets decreased by 28.5% to RMB67.5 million (US$9.3 million) for the second quarter of 2023 from RMB94.4 million for the same period of 2022, primarily due to the better-than-expected default rate, partially offset by the increases in loan volume and outstanding loan balances of off-balance sheet loans.

Provision for loans receivable increased by 169.4% to RMB159.2 million (US$22.0 million) for the second quarter of 2023, from RMB59.1 million for the same period of 2022, primarily due to the increase in loan volume and outstanding loan balances in the international markets.

Credit losses for quality assurance commitment increased by 36.4% to RMB1,073.5 million (US$148.0 million) for the second quarter of 2023 compared with RMB787.1 million for the same period of 2022. The increase was primarily due to the increases in loan volume and outstanding loan balances in both China and international markets.

Operating profit decreased by 12.4% to RMB575.4 million (US$79.4 million) for the second quarter of 2023 from RMB656.7 million for the same period of 2022.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB606.9 million (US$83.7 million) for the second quarter of 2023, representing a decrease of 10.9% from RMB681.5 million for the same period of 2022.

Other income increased by 155.7% to RMB119.9 million (US$16.5 million) for the second quarter of 2023 from RMB46.9 million for the same period of 2022, mainly due to the increases in gains from increased cash management efficiency as well as government subsidies.

Income tax expense was RMB105.2 million (US$14.5 million) for the second quarter of 2023, compared with RMB118.4 million for the same period of 2022. This decrease was mainly due to the decrease in pre-tax profit for the second quarter.

Net profit was RMB590.1 million (US$81.4 million) for the second quarter of 2023, compared with RMB585.2 million for the same period of 2022.

Net profit attributable to ordinary shareholders of the Company was RMB554.4 million (US$76.5 million) for the second quarter of 2023, compared with RMB581.2 million for the same period of 2022.

Diluted net profit per ADS was RMB1.95 (US$0.27) and diluted net profit per share was RMB0.39 (US$0.05) for the second quarter of 2023, a decrease of 1.5% from the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.06 (US$0.28) and non-GAAP diluted net profit per share was RMB0.41 (US$0.06) for the second quarter of 2023, equivalent to the same period of 2022. Each ADS represents five Class A ordinary shares of the Company.

As of June 30, 2023, the Company had cash and cash equivalents of RMB4,724.9 million (US$651.6 million) and short-term investments, mainly in wealth management products, of RMB3,471.4 million (US$478.7 million).

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of June 30, 2023:

Shares Repurchase Update

On August 21, 2022, the board of directors of the Company approved the expansion of the Company’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023, through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$140 million until December 31, 2023.

During the first half of 2023, the Company has deployed a total of US$46.3 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of June 30, 2023, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$228.6 million.

Business Outlook

The Company will continue to closely monitor changes in the macro economy in the markets in which it operates and remain vigilant in its business operations. The Company announced that it expects its China Mainland transaction volume for the third quarter of 2023 to be around RMB49.0 billion, representing year-over-year growth of approximately 10.4%. The Company also announced that it expects its international markets transaction volume for the third quarter of 2023 to be around RMB1.9 billion, representing year-over-year growth of approximately 72.7%.

Furthermore, the Company reiterates that it raised its international transaction volume guidance for full year 2023 to RMB7.7 billion, representing year-over-year growth of approximately 80.0%, while maintaining its China Mainland transaction volume guidance for full year 2023 in the range of RMB189.0 billion to RMB205.0 billion, representing year-over-year growth of approximately 10.0% to 20.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional partner demands, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:30 p.m. U.S. Eastern Time on August 28, 2023 (8:30 a.m. Beijing/Hong Kong Time on August 29, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until September 04, 2023, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	4673303

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2023, the Company had over 169.3 million cumulative registered users: across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP net profit non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2513 to US$1.00, the rate in effect as of June 30, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	USD
Assets
Cash and cash equivalents	3,636,380	4,724,925	651,597
Restricted cash	2,842,707	2,491,689	343,620
Short-term investments	3,427,020	3,471,381	478,725
Investments	1,084,084	1,112,445	153,413
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB374,304 and RMB420,018 as of December 31, 2022 and June 30, 2023, respectively	1,669,855	1,660,999	229,062
Intangible assets	98,692	98,692	13,610
Property, equipment and software, net	141,345	169,118	23,322
Loans receivable, net of credit loss allowance for loans receivable of RMB294,355 and RMB267,488 as of December 31, 2022 and June 30, 2023, respectively	2,136,432	1,383,245	190,758
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB496,918 and RMB422,359 as of December 31, 2022 and June 30, 2023, respectively	2,217,445	2,202,510	303,740
Deferred tax assets	919,361	1,315,170	181,370
Right of use assets	192,428	172,496	23,788
Prepaid expenses and other assets	2,966,751	2,852,409	393,365
Goodwill	50,411	50,411	6,952

Total assets	21,382,911	21,705,490	2,993,322

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,805,164	1,831,396	252,561
Liability from quality assurance commitment	3,555,618	3,758,572	518,331
Payroll and welfare payable	274,408	202,380	27,909
Taxes payable	134,027	134,299	18,521
Funds payable to investors of consolidated trusts	1,845,210	1,185,798	163,529
Contract liability	5,109	5,109	705
Deferred tax liabilities	232,188	317,669	43,809
Accrued expenses and other liabilities	909,708	998,688	137,725
Leasing liabilities	176,990	159,287	21,967

Total liabilities	8,938,422	8,593,198	1,185,057

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,692,703	5,714,469	788,061
Treasury stock	(568,595)	(858,133)	(118,342)
Statutory reserves	698,401	698,401	96,314
Accumulated other comprehensive income	52,237	103,772	14,308
Retained Earnings	6,496,852	7,330,707	1,010,951

Total FinVolution Group shareholders’ equity	12,371,701	12,989,319	1,791,306

Non-controlling interest	72,788	122,973	16,959

Total shareholders’ equity	12,444,489	13,112,292	1,808,265

Total liabilities and shareholders’ equity	21,382,911	21,705,490	2,993,322

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,052,129	1,115,041	153,771	2,053,492	2,283,294	314,881
Post-facilitation service fees	482,790	488,187	67,324	941,226	975,358	134,508
Guarantee income	709,506	1,072,913	147,961	1,321,628	2,059,433	284,009
Net interest income	282,934	263,047	36,276	552,056	548,679	75,666
Other Revenue	138,629	136,490	18,823	244,380	259,557	35,795

Net revenue	2,665,988	3,075,678	424,155	5,112,782	6,126,321	844,859

Operating expenses:
Origination, servicing expenses and other cost of revenue	(529,675)	(515,960)	(71,154)	(1,027,379)	(1,028,388)	(141,821)
Sales and marketing expenses	(327,149)	(468,833)	(64,655)	(659,129)	(865,951)	(119,420)
Research and development expenses	(115,967)	(124,577)	(17,180)	(228,370)	(250,793)	(34,586)
General and administrative expenses	(95,808)	(90,770)	(12,518)	(186,947)	(176,172)	(24,295)
Provision for accounts receivable and contract assets	(94,438)	(67,451)	(9,302)	(167,488)	(130,651)	(18,018)
Provision for loans receivable	(59,129)	(159,189)	(21,953)	(158,597)	(302,505)	(41,717)
Credit losses for quality assurance commitment	(787,136)	(1,073,451)	(148,036)	(1,446,145)	(2,054,134)	(283,278)

Total operating expenses	(2,009,302)	(2,500,231)	(344,798)	(3,874,055)	(4,808,594)	(663,135)

Operating profit	656,686	575,447	79,357	1,238,727	1,317,727	181,724

Other income, net	46,917	119,901	16,536	97,766	202,678	27,951

Profit before income tax expense	703,603	695,348	95,893	1,336,493	1,520,405	209,675
Income tax expenses	(118,416)	(105,230)	(14,512)	(217,047)	(240,467)	(33,162)

Net profit	585,187	590,118	81,381	1,119,446	1,279,938	176,513
Net profit attributable to non-controlling interest shareholders	3,977	35,684	4,921	3,573	29,620	4,085
Net profit attributable to FinVolution Group	581,210	554,434	76,460	1,115,873	1,250,318	172,428
Foreign currency translation adjustment, net of nil tax	50,846	80,703	11,129	48,300	51,535	7,107

Total comprehensive income attributable to FinVolution Group	632,056	635,137	87,589	1,164,173	1,301,853	179,535

Weighted average number of ordinary shares used in computing net income per share
Basic	1,422,833,623	1,387,090,179	1,387,090,179	1,427,265,435	1,398,767,090	1,398,767,090
Diluted	1,470,156,102	1,423,975,798	1,423,975,798	1,472,303,208	1,430,367,809	1,430,367,809
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.41	0.40	0.06	0.78	0.89	0.12
Diluted	0.40	0.39	0.05	0.76	0.87	0.12
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.04	2.00	0.28	3.91	4.47	0.62
Diluted	1.98	1.95	0.27	3.79	4.37	0.60

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	(323,259)	506,617	69,866	(358,411)	1,178,903	162,578
Net cash provided by/(used in) investing activities	1,942,342	(880,715)	(121,456)	199,167	925,171	127,587
Net cash provided by/(used in) financing activities	(695,030)	(518,630)	(71,522)	(293,802)	(1,405,346)	(193,806)
Effect of exchange rate changes on cash and cash equivalents	32,539	65,202	8,991	30,443	38,799	5,351
Net increase/(decrease) in cash, cash equivalent and restricted cash	956,592	(827,526)	(114,121)	(422,603)	737,527	101,710
Cash, cash equivalent and restricted cash at beginning of period	7,112,346	8,044,140	1,109,338	8,491,541	6,479,087	893,507
Cash, cash equivalent and restricted cash at end of period	8,068,938	7,216,614	995,217	8,068,938	7,216,614	995,217

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	2,665,988	3,075,678	424,155	5,112,782	6,126,321	844,859
Less: total operating expenses	(2,009,302)	(2,500,231)	(344,798)	(3,874,055)	(4,808,594)	(663,135)
Operating Income	656,686	575,447	79,357	1,238,727	1,317,727	181,724
Add: share-based compensation expenses	24,792	31,457	4,338	44,890	51,816	7,146
Non-GAAP adjusted operating income	681,478	606,904	83,695	1,283,617	1,369,543	188,870
Operating Margin	24.6%	18.7%	18.7%	24.2%	21.5%	21.5%
Non-GAAP operating margin	25.6%	19.7%	19.7%	25.1%	22.4%	22.4%
Non-GAAP adjusted operating income	681,478	606,904	83,695	1,283,617	1,369,543	188,870
Add: other income, net	46,917	119,901	16,535	97,766	202,678	27,951
Less: income tax expenses	(118,416)	(105,230)	(14,512)	(217,047)	(240,467)	(33,162)
Non-GAAP net profit	609,979	621,575	85,718	1,164,336	1,331,754	183,659
Net profit attributable to non-controlling interest shareholders	3,977	35,684	4,921	3,573	29,620	4,085
Non-GAAP net profit attributable to FinVolution Group	606,002	585,891	80,797	1,160,763	1,302,134	179,574
Weighted average number of ordinary shares used in computing net income per share
Basic	1,422,833,623	1,387,090,179	1,387,090,179	1,427,265,435	1,398,767,090	1,398,767,090
Diluted	1,470,156,102	1,423,975,798	1,423,975,798	1,472,303,208	1,430,367,809	1,430,367,809
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.43	0.42	0.06	0.81	0.93	0.13
Diluted	0.41	0.41	0.06	0.79	0.91	0.13
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.13	2.11	0.29	4.07	4.65	0.64
Diluted	2.06	2.06	0.28	3.94	4.55	0.63